[Fluor Letterhead]

May 26, 2009

VIA EDGAR AND FAX

Pamela A. Long

Assistant Director

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Re:	Fluor Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Definitive Proxy Statement filed on March 13, 2009
File No. 1-16129

Dear Ms. Long:

The Staff provided a comment, by letter dated May 12, 2009 (the “Comment Letter”), on the Company’s Definitive Proxy Statement filed on March 13, 2009.  The Company’s response is set forth below, immediately following the Staff’s comment.

Copies of this letter are being delivered to Era Anagnosti and Brigitte Lippmann, the Staff Attorney and Senior Staff Attorney identified in the Comment Letter.

Definitive Proxy Statement on Schedule 14A filed on March 13, 2009

Annual Incentive Program, page 22

1.              We note your response to comments 2 and 4 in our letter dated April 16, 2009.  In future filings please clarify how you calculated the annual incentive for each executive officer by disclosing the formula used (e.g., $1,232,270 salary multiplied by 125%, multiplied by 200%).  See Item 402(b)(1)(v) of Regulation S-K.  Also, if individual performance was a significant factor in determining compensation, please identify in future filings the specific contributions and contextualize those achievements for purposes of demonstrating how they resulted in specific compensation decisions.

Ms. Pamela A. Long

Securities and Exchange Commission

Although quantitative targets for subjective or qualitative assessments may not be required, you should provide insight of how qualitative inputs are translated into objective pay determinations.  See Item 402(b)(2)(vii) of Regulation S-K.

Response:

In future filings, the Company will clarify how it calculated the annual incentive for each executive officer by disclosing the formula (including amounts) used (e.g., salary multiplied by the applicable target incentive percentage, multiplied by the executive officer’s overall rating).  In addition, if individual performance is a significant factor in determining a material component of compensation for an executive officer, the Company will identify in future filings the specific contributions made by the executive officer and will provide context on how those achievements resulted in specific compensation decisions.

* * *

Please call me at (469) 398-7200 if you have any questions or require further information.

Sincerely,

/s/ D. Michael Steuert

cc:	Securities and Exchange Commission
Era Anagnosti; Brigitte Lippmann

Fluor Corporation
Carlos M. Hernandez; Eric P. Helm; Wendy A. Hallgren; Glenn C. Gilkey; Lisa A. Schlepp